UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Encision Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29254Q104
(CUSIP Number)
Marcia McHaffie
Encision Inc.
4828 Sterling Drive
Boulder, CO 80301
(303) 444-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 23, 2004
(Date of Event which Requires Filling of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of, 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ( )
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No. 29254Q104
1. Names of Reporting Person.
James A. Bowman
I.R.S. Identification No.
2. Check the Appropriate Box if a Member of a Group*
(a.) ( ) (b.) ( )
3. SEC USE ONLY
4. Source of Funds*
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )
6. Citizenship or Place of Organization
USA
Number of7. Sole Voting Power
Shares 609,250 shares

Beneficia
lly
Owned by
Each 8. Shared Voting Power
Reporting 0 shares
Person
With
9. Sole Dispositive Power
609,250 shares
10. Shared Dispositive Power
0 shares
11. Aggregate Amount Beneficially Owned by Each Reporting Person
609,250 shares
12. Check if the Aggregate Amount Represented by Amount in Row
(11) Excludes Certain Shares
(See Instructions) ( )
13. Percent of Class Represented by Amount in Row (11)
9.8%
14. Type of Reporting Person
IN
Item 1. Security and Issuer
This Schedule 13D is filed with respect to shares of Common Stock, no par value ("Common Stock"), of Encision Inc., a Colorado corporation ("Encision" or "Company") with principal offices located at 4828 Sterling Drive, Boulder, Colorado, 80302.
Item 2. Identity and Background.
(a), (b) and (c). This Schedule 13D is being filed by James A. Bowman ("Bowman") whose primary address is 760 Walnut St., Boulder, Colorado, 80302. Bowman is a former President & CEO of Encision Inc.
(d) and (e). During the last five years, Bowman has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f). Bowman is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration:
On July 23, 2004, Bowman used personal funds to exercise the purchase of 333,250 shares of Company's Common Stock at a price range from $0.375 to $1.25 per share. Additional Common Stock currently held by Bowman (276,000 shares) has been owned for over three years.
Item 4. Purpose of Transaction
Bowman acquired shares of the Company for investment purposes.
Bowman has no present plans or proposals that relate to or would result in any action of the type described in paragraphs (a) through (j) of Item 4. He reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, Bowman may purchase or sell an undetermined number of shares of the Company from time to time.
Item 5. Interest in Securities of the Issuer.
(a). For the purposes of the Section 13(d) of the Securities
Exchange Act of 1934, as amended (the "Act"), Bowman beneficially owns 609,250 shares of Common Stock which constitute 9.8% of the outstanding and issued Common Stock of the Company.
(b). Bowman owns 609,250 shares of the Company's Common Stock individually and has sole voting and dispositive power with respect to those shares.
(c). See Item 3.
(d). Not applicable.
(e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

Item 7. Material to be Filed as Exhibits.
Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 29, 2004
By: /s/ James A. Bowman
James A. Bowman